ImmunoPrecise Antibodies and a Global Biotechnology Leader Enter into a USD $8M-$10M Partnership for the Development of Novel Cancer Therapeutics.

Programs to be Driven Through Patented AI Technology and Advanced Proprietary B Cell Platforms

Partnership advances next-generation ADCs and bispecific antibodies to address unmet medical needs

AUSTIN, Texas - ImmunoPrecise Antibodies Ltd. (IPA) (NASDAQ: IPA) is pleased to announce a strategic partnership with a leading biotechnology company with a multi-billion-dollar market capitalization to advance the discovery and development of Antibody-Drug Conjugates (ADCs) and bispecific antibodies for the treatment of cancer. This collaboration focuses on leveraging contract research expertise while integrating IPA’s proprietary B-cell Select™ platform and artificial intelligence-driven discovery capabilities to enhance the efficiency and precision of therapeutic development.

Under the terms of the agreement, the partnership will encompass the discovery, lead characterization, optimization, and preclinical-grade production of multiple antibody-based therapeutics, with a focus on developing highly selective and effective cancer treatments. IPA’s proprietary multi-omics AI-driven modeling and discovery platform, combined with its B-cell Select™ technology, will be integrated at key stages to optimize therapeutic selection and accelerate lead development.

The agreement, valued at an initial $8 million with the potential to expand to $10 million based on program progression, will span 18 to 24 months, integrating artificial intelligence across the workflow to enhance discovery and optimization. This collaboration aims to streamline the path from target discovery to preclinical candidate selection, marking a significant step toward advancing next-generation biologics for cancer treatment.

“This partnership underscores the power of combining AI-driven discovery with advanced antibody engineering,” said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. “With the purchase order secured and work already underway, we are actively leveraging our proprietary B-cell Select™ platform and LENSai™ technology to accelerate the development of highly targeted cancer therapeutics. This collaboration highlights IPA’s role in shaping the future of next-generation biologics with data-driven precision and efficiency.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the discovery and development of therapeutic antibodies and is known for solving complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

investors@ipatherapeutics.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements often include words such as “expects,” “intends,” “anticipates,” “believes,” or variations thereof, or state that certain actions, events, or results “may,” “will,” “could,” or “might” occur. These statements relate to, among other things, the anticipated benefits of the collaboration, the integration of AI-driven workflows into drug discovery, and the potential impact of the partnership on advancing ADC and bispecific antibody development.

Although the Company believes it has a reasonable basis for these forward-looking statements, they are based on current expectations, assumptions, and projections about future events that involve risks and uncertainties. Actual results may differ materially from those expressed or implied due to factors largely beyond the Company’s control, including but not limited to scientific and technological developments, regulatory requirements, financial and operational risks, and competitive dynamics.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information on risks and uncertainties can be found in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect the Company’s expectations only as of the date of this release. The Company assumes no obligation to update or revise these statements, except as required by law.